CONCORDE INTERNATIONAL GROUP LTD

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

December 17, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Stringer
Angela Lumley
Jenna Hough
Dietrich King

Re:	Concorde International Group Ltd.
Amendment No. 3 to Registration Statement on Form F-1 Filed November 26, 2024 File No. 333-281799

Ladies and Gentlemen:

We hereby submit the responses of Concorde International Group Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 10, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 3 to Registration Statement on Form F-1 filed on November 26, 2024. Concurrently with the submission of this letter, the Company is submitting an Amendment No.4 to Registration Statement (the “Amendment No.4”) on Form F-1 via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 3 to Registration Statement on Form F-1 filed November 26, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 42

1.	Net (Loss)/Profit for the year included in the table is calculated using adjusted amounts. Accordingly, please revise the description of this measure to present what it represents as it is confusingly similar to your measure calculated in accordance in IFRS. For instance, consider labeling the measure Adjusted Net (Loss)/Profit for the year. Refer to Question 100.05 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have corrected the disclosure on page 42 of Amendment No.4 to reflect adjusted net (loss)/profit in the table.

Unaudited Consolidated Financial Statements as of and for the six months ended June 30, 2024 and 2023

Notes to Unaudited Consolidated Financial Statements

14A. Share-based Compensation, page F-75

2.	We note in response to our prior comment you revised your financial statements for the six month period ending June 30, 2024, to reflect total share-based compensation of $83,155,336. Please explain to us how you considered including the disclosures required by paragraph 49 of IAS 8 for the correction of an error as well as relabeling the applicable financial statement columns as restated.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have added restatement in Note 26 on pages F-86 – F-88 and referenced in the financial statements on pages F-42 to F-45 and F-75. Additionally, we have included the material weakness contributing to the restatement on pages 25 and 30 of Amendment No. 4.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +65 2960802 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Concorde International Group Ltd.

By:	/s/ Swee Kheng Chua
Name:	Swee Kheng Chua
Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Bevilacqua PLLC